NO ACT

PE
3-1-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

[redacted]

12025696

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 19 2012
Washington, DC 205

March 19, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-19-12

David M. Johansen
White & Case LLP
djohansen@whitecase.com

Re: Hess Corporation
Incoming letter dated March 1, 2012

Dear Mr. Johansen:

This is in response to your letters dated March 1, 2012 and March 13, 2012 concerning the shareholder proposal submitted to Hess by James McRitchie. We also have received letters on the proponent's behalf dated February 24, 2012, February 27, 2012, February 29, 2012, March 1, 2012, March 5, 2012, March 6, 2012, March 7, 2012, March 8, 2012, March 9, 2012, March 13, 2012, March 14, 2012 and March 18, 2012, as well as email messages on the proponent's behalf on March 13, 2012 and March 19, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 19, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hess Corporation
Incoming letter dated March 1, 2012

The proposal relates to simple majority voting.

There appears to be some basis for your view that Hess may exclude the proposal under rule 14a-8(e)(2) because Hess received it after the deadline for submitting proposals. We note in particular your representation that Hess did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Hess omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Hess did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Hess' request that the 80-day requirement be waived.

Sincerely,

Erin Purnell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Monday, March 19, 2012 1:13 AM
To:	shareholderproposals
Cc:	George C. Barry
Subject:	FW: Rule 14a-8 Proposal (HES)
Attachments:	CCE00004.pdf

------ Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Mon, 14 Nov 2011 16:31:37 -0700
To: "George C. Barry" <investorrelations@hess.com>
Conversation: Rule 14a-8 Proposal (HES)
Subject: Rule 14a-8 Proposal (HES)

Mr. Barry,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

------ End of Forwarded Message

James McRitchie

FISMA & OMB Memorandum M-07-16

Mr. John B. Hess
Chairman of the Board
Hess Corporation (HES)
1185 Ave of the Americas 40th Fl
New York NY 10036
Phone: 212 997-8500
Fax: 212-536-8390

Dear Mr. Hess,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

J. McRitchie

11/4/2011

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: George C. Barry <investorrelations@hess.com>
Corporate Secretary

[HES: Rule 14a-8 Proposal, November 14, 2011]

3* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

The merit of this Simple Majority Vote proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, rated our company "D" with "High Governance Risk," "High Concern" regarding board members and "Very High Concern" for executive pay – $18 million for our CEO John Hess.

Our Named Executive Officers (NEOs) received discretionary bonuses – over $1.1 million for our CEO – which undermined the integrity of a pay-for-performance compensation philosophy. The only equity given to NEOs in 2010 consisted of stock options and restricted stock units, both of which simply vest after time. To be effective, equity awards given for long-term incentive pay should include performance-vesting features. Finally, our CEO was potentially entitled to $52 million in the event of a change in control.

Five directors were age 70 to 78 – succession-planning concern. Six directors had 13 to 33 years long-tenure – independence declines with long-tenure. We had two inside directors plus two inside-related directors – more independence concerns.

Nicholas Brady and Thomas Kean received 33% in negative votes and both were on our executive pay and nomination committees.

Frank Olson, also on our executive pay committee, was designated a "Flagged (Problem) Director" by The Corporate Library since he was on the Warnaco board when Warnaco was charged with financial disclosure violations.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

TD Ameritrade

November 14, 2011

James McRitchie
FISMA & OMB Memorandum M-07-16

Re: TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, please see the following records for your account ending in ***FISMA & OMB Memorandum M-07-16***

MMM – 3M Company
Pursuant to your request, this letter is to confirm that you have continuously held no less than 50 shares of 3M Company since 5/1/2009 in your account ending in ***FISMA & OMB Memorandum M-07-16***

GILD – Gilead Sciences
Pursuant to your request, this letter is to confirm that you have continuously held no less than 100 shares of Gilead Sciences since 8/24/2010 in your account ending in ***FISMA & OMB Memorandum M-07-16***

HES – Hess Corporation
Pursuant to your request, this letter is to confirm that you have continuously held no less than 50 shares of Gilead Sciences since 6/8/2010 in your account ending in ***FISMA & OMB Memorandum M-07-16***

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Jennifer Gatlin
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TD Ameritrade, Inc., member FINRA/SIPC/NFA. TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto-Dominion Bank. © 2011 TD Ameritrade IP Company, Inc. All rights reserved. Used with permission.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

March 18, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 12 Rule 14a-8 Proposal
Hess Company (HES)
Simple Majority Vote
James McRitchie

Ladies and Gentlemen:

At this late date the company claim that it searched for a record of the timely submitted rule 14a-8 proposal is meaningless because there is no statement whatsoever on whether there is any company record retention capability regarding a register of incoming messages to FX: 212-536-8593 and investorrelations@hess@com. Based on the vague company narrative the company could have completed its purported search by discovering no information whatsoever on any November 14, 2011 incoming messages to FX: 212-536-8593 and investorrelations@hess@com.

The company claim that it searched for a record of the timely submitted rule 14a-8 proposal is additionally meaningless because absolutely no methodology is provided. Based on the vague company narrative the company could have completed a significant part of its purported search by simply asking an employee to check the incoming fax tray in February 2012 to see if a November 2011 incoming fax might still be there.

The company has not offered to send a confidential register to only the Staff for the November 14, 2011 incoming faxes to FX: 212-536-8593 and incoming email to investorrelations@hess@com.

Staff Legal Bulletin No. 14 states (attached):
c. How does a shareholder know where to send his or her proposal?

The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

The only information a shareholder could glean from the 2011 annual meeting proxy was that the "company's principal executive offices" were somewhere in the 42-story building at 1185 Avenue of the Americas.

And the company admits that the fax and email address in the cover letter, FX: 212-536-8593 and investorrelations@hess@com, are located at 1185 Avenue of the Americas. In fact the most recent March 13, 2012 company letter repeatedly admitted that FX: 212-536-8593 was located at 1185 Avenue of the Americas.

This is evidence of the submittal of the proposal and this message and its attachment will be forwarded to the Staff and the company today as it was sent on November 14, 2011 except for the forwarding notations:

------ Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Mon, 14 Nov 2011 16:31:37 -0800
To: "George C. Barry" <investorrelations@hess.com>
Conversation: Rule 14a-8 Proposal (HES)
Subject: Rule 14a-8 Proposal (HES)

Mr. Barry,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

------ End of Forwarded Message

The company's purported precedents fails to give one example of no action relief given for a proposal that had a broker letter with the same date as the record of the proposal submission. The company's purported precedents also fails to give one example of no action relief given for a proposal timely delivered to the same address listed in a company's annual meeting proxy.

The company's purported precedents fails to give one example of no action relief given for any company which had text similarly vague in its annual meeting proxy:
"Proposals which stockholders wish to include in the company's proxy materials relating to the 2012 annual meeting of stockholders must be received by the company no later than November 26, 2011."

Attached is the corresponding telephone billing record to support the previously forwarded fax transmission record showing 4-pages faxed to the company at FX: 212-253-8593 on November 14, 2011.

This is to request that the Office of Chief Counsel allow this resolution to be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: James McRitchie

George C. Barry <investorrelations@hess.com>
Corporate Secretary

James McRitchie

FISMA & OMB Memorandum M-07-16

Mr. John B. Hess
Chairman of the Board
Hess Corporation (HES)
1185 Ave of the Americas 40th Fl
New York NY 10036
Phone: 212 997-8500
Fax: 212-536-8390

Dear Mr. Hess,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

J. McRitchie

11/4/2011

James McRitchie   Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: George C. Barry <investorrelations@hess.com>
Corporate Secretary
FX: 212-536-8593

[HES: Rule 14a-8 Proposal, November 14, 2011]
3* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

The merit of this Simple Majority Vote proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, rated our company "D" with "High Governance Risk," "High Concern" regarding board members and "Very High Concern" for executive pay – $18 million for our CEO John Hess.

Our Named Executive Officers (NEOs) received discretionary bonuses – over $1.1 million for our CEO – which undermined the integrity of a pay-for-performance compensation philosophy. The only equity given to NEOs in 2010 consisted of stock options and restricted stock units, both of which simply vest after time. To be effective, equity awards given for long-term incentive pay should include performance-vesting features. Finally, our CEO was potentially entitled to $52 million in the event of a change in control.

Five directors were age 70 to 78 – succession-planning concern. Six directors had 13 to 33 years long-tenure – independence declines with long-tenure. We had two inside directors plus two inside-related directors – more independence concerns.

Nicholas Brady and Thomas Kean received 33% in negative votes and both were on our executive pay and nomination committees.

Frank Olson, also on our executive pay committee, was designated a "Flagged (Problem) Director" by The Corporate Library since he was on the Warnaco board when Warnaco was charged with financial disclosure violations.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

TD Ameritrade

November 14, 2011

James McRitchie

FISMA & OMB Memorandum M-07-16

Re: TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, please see the following records for your account ending in ***FISMA & OMB Memorandum M-07-16***

MMM – 3M Company
Pursuant to your request, this letter is to confirm that you have continuously held no less than 50 shares of 3M Company since 5/1/2009 in your account ending in ***FISMA & OMB Memorandum M-07-16***

GILD – Gilead Sciences
Pursuant to your request, this letter is to confirm that you have continuously held no less than 100 shares of Gilead Sciences since 8/24/2010 in your account ending in ***FISMA & OMB Memorandum M-07-16***

HES – Hess Corporation
Pursuant to your request, this letter is to confirm that you have continuously held no less than 50 shares of Gilead Sciences since 6/8/2010 in your account ending in ***FISMA & OMB Memorandum M-07-16***

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Jennifer Gatlin
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TD Ameritrade, Inc., member FINRA/SIPC/NFA. TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto-Dominion Bank. © 2011 TD Ameritrade IP Company, Inc. All rights reserved. Used with permission.

FAX JOURNAL REPORT

TIME : 11/18/2011 18:00
NAME :
FAX :
TEL :
FISMA & OMB Memorandum M-07-16
SER.# : K0N534579

NO.	DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT
#256	11/14	16:44	12125360593	01:45	04	OK	TX

TELECOM NORTH AMERICA (formerly called 3U TELECOM)
2654 W. Horizon Ridge Pkwy
Suite B5-143
Henderson, NV 89052

For questions please call customer service 1-800-972-7538, Mon-Fri, 6 AM to 5 PM PST, or email info@telna.com.

CALL DETAIL

Number dialed	Destination	Date	Time	Duration	Price
Calls placed from [redacted] ***OMB Memorandum M-07-16***					
Calls placed using account code					
[redacted]					
(212) 536 - 8693	New York	11/14/2011	04:43:24 PM	00:01:58	$0.093
[redacted]					

Examples

If a company is planning to have a regularly scheduled annual meeting in May of 2003 and the company disclosed that the release date for its 2002 proxy statement was April 14, 2002, how should the company calculate the deadline for submitting rule 14a-8 proposals for the company's 2003 annual meeting?

- The release date disclosed in the company's 2002 proxy statement was April 14, 2002.
- Increasing the year by one, the day to begin the calculation is April 14, 2003.
- "Day one" for purposes of the calculation is April 13, 2003.
- "Day 120" is December 15, 2002.
- The 120-day deadline for the 2003 annual meeting is December 15, 2002.
- A rule 14a-8 proposal received after December 15, 2002 would be untimely.

If the 120th calendar day before the release date disclosed in the previous year's proxy statement is a Saturday, Sunday or federal holiday, does this change the deadline for receiving rule 14a-8 proposals?

No. The deadline for receiving rule 14a-8 proposals is always the 120th calendar day before the release date disclosed in the previous year's proxy statement. Therefore, if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely.

c. How does a shareholder know where to send his or her proposal?

The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

d. How does a shareholder know if his or her proposal has been received by the deadline?

A shareholder should submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices.

4. Rule 14a-8(h)(1) requires that the shareholder or his or her qualified representative attend the shareholders' meeting to present the proposal. Rule 14a-8(h)(3) provides that a company may exclude a shareholder's proposals for two calendar years if the company included one of the shareholder's proposals in its proxy materials for a shareholder meeting, neither the shareholder nor the shareholder's

Table of Contents

HESS CORPORATION
1185 AVENUE OF THE AMERICAS
NEW YORK, N.Y. 10036

March 25, 2011

Dear Stockholder:

The annual meeting of stockholders will be held at the Hess Office Building, 1 Hess Plaza, Route 9, Woodbridge, New Jersey, on Wednesday, May 4, 2011, at 2:00 P.M., local time. The formal notice of annual meeting and proxy statement, which are contained in the following pages, outline the action to be taken by the stockholders at the meeting.

You are cordially invited to attend this meeting. The Hess Office Building can be reached, if you travel by car, from Exits 127 (northbound) and 130 (southbound) of the Garden State Parkway or Exit 11 of the New Jersey Turnpike or, if you travel by train, from the Metropark station in Iselin, New Jersey.

We are pleased to furnish our proxy materials to our stockholders over the internet, as permitted by Securities and Exchange Commission rules. We believe this process will enable us to provide you with a convenient way to access our proxy materials, while reducing the costs and environmental impact of our annual meeting. A paper copy of our proxy materials may be requested through one of the methods described in the Notice of Internet Availability of Proxy Materials.

It is important that your shares be represented at the meeting whether or not you are personally able to attend. Accordingly, after reading the attached Notice of Annual Meeting of Stockholders and Proxy Statement, please promptly submit your proxy by telephone, internet or mail as described in your proxy card or the Notice of Internet Availability of Proxy Materials. If you submit your proxy over the internet, you will have the opportunity to agree to receive future stockholder documents electronically via email, and we encourage you to do so. If you have received a paper copy of the proxy materials and choose to submit your vote by traditional proxy or voting instruction card, please sign, date and mail the card in the enclosed pre-addressed reply envelope. Your cooperation will be appreciated.

Sincerely yours,

John B. Hess

Chairman of the Board

Table of Contents

OTHER MATTERS

The board of directors knows of no other matters to come before the meeting. Should any unanticipated business properly come before the meeting, the persons named in the enclosed form of proxy will vote in accordance with their best judgment. The accompanying proxy confers discretionary authority to such persons to vote on any unanticipated matters.

The cost of preparing and mailing the notice of internet availability of proxy materials, this proxy statement and the accompanying proxy and the cost of solicitation of proxies on behalf of the board of directors will be borne by the company. Solicitation will be made by mail and internet. Some personal solicitation may be made by directors, officers and employees without special compensation, other than reimbursement for expenses. In addition, D. F. King & Co. has been retained to aid in the solicitation. Its fees for this solicitation are not expected to exceed $30,000, exclusive of expenses.

Proposals which stockholders wish to include in the company's proxy materials relating to the 2012 annual meeting of stockholders must be received by the company no later than November 26, 2011. Notice of any stockholder proposal for the 2012 annual meeting which the proponent does not wish to include in the company's proxy materials for that meeting will be considered untimely if not received by the company on or before February 9, 2012.

The company will provide to any person whose proxy is solicited by this proxy statement, without charge, upon written request to the company's secretary at the company's principal executive office set forth on the first page of this proxy statement, a copy of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 or the company's proxy statement.

The information provided on the company's website (www.hess.com) is referenced in this proxy statement for information purposes only. Neither the information on the company's website, nor the information in the company's sustainability report shall be deemed to be a part of or incorporated by reference into this proxy statement or any other filings we make with the SEC.

It is important that proxies be returned promptly. Stockholders are urged to date and sign the proxy card if they have requested a paper copy of proxy materials and return it promptly in the accompanying envelope, or to vote via the internet or by calling the toll-free number as instructed on the proxy card or the Notice of Internet Availability of Proxy Materials.

By order of the Board of Directors,

GEORGE C. BARRY
Secretary

New York, New York
March 25, 2011



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Shareholders Contact

Primary IR Contact

Jay R. Wilson
Vice President
1185 Avenue of the Americas
New York, NY 10036
Tel. (212) 536-8940
investorrelations@hess.com

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JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

March 14, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 11 Rule 14a-8 Proposal
Hess Company (HES)
Simple Majority Vote
James McRitchie

Ladies and Gentlemen:

The credibility of the company is in question because the heading of the company March 13, 2012 letter names a purported proponent who is clearly not the proponent.

This is to request that the Office of Chief Counsel allow this resolution to be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: James McRitchie

George C. Barry <investorrelations@hess.com>
Corporate Secretary

WHITE & CASE

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

Tel + 1 212 819 8200
Fax + 1 212 354 8113
whitecase.com

March 13, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: *Hess Corporation*
Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934 – Rule 14a-8

This letter is submitted on behalf of our client, Hess Corporation (the "Company"), in response to the letter dated March 9, 2012, received from John Chevedden (the "Proponent") with respect to a stockholder proposal and related supporting statement sponsored by James McRitchie (the "Proposal"). This letter supplements our letter dated March 1, 2012 (the "Original Request Letter"), requesting that the Staff of the Division of Corporation Finance (the "Staff") concur with our view that the Company may exclude the Proposal from its proxy statement and form of proxy for the 2012 Annual Meeting of Stockholders (collectively, the "2012 Proxy Materials") because the Proponent failed to submit the Proposal to the Company prior to the submission deadline.

In short, the original grounds for excluding the Proposal, as set forth in the Original Request Letter, remain unchanged. The Proponent failed to submit the Proposal to the Company's principal executive offices prior to the submission deadline. The Proponent's letter, dated March 9, 2012, alleges that the proposal was submitted via facsimile and email, but this does not change the fact that the Proposal was not received at the Company's principal executive offices prior to the submission deadline, as required by Rule 14a-8(e)(2) of the Exchange Act (as defined below). The Company, having conducted searches of its communications systems, has no record of having received the Proposal prior to the submission deadline. Moreover, even if the proposal was sent via facsimile and via e-mail as indicated by the Proponent, the Proposal would have been submitted to the wrong location because it would not have been sent to the Company's principal executive offices. Sending a proposal to any location other than the Company's principal executive offices does not satisfy the requirements of Rule 14a-8(e)(2) of the Exchange Act.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are submitting this letter and its attachments to the Staff via e-mail at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), copies of this letter and its attachments are concurrently being sent to the Proponent. We take this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Staff or the Securities and Exchange Commission (the "Commission") with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company in accordance with Rule 14a-8(k) of the Exchange Act and SLB 14D.

I. Background

The deadline to submit stockholder proposals for inclusion in the Company's 2012 Proxy Materials was November 26, 2011. This deadline and the address of the Company's principal executive offices were disclosed in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders (the "2011 Proxy Statement"). To briefly recap the background with respect to the Proposal:

- On February 22, 2012, the Company received a letter, dated February 17, 2012, via facsimile from the Proponent, asking the Company's Corporate Secretary to provide management's response to the Proposal to be published in the 2012 Proxy Materials. This was the first communication the Company received from the Proponent with respect to the Proposal.

- Promptly following receipt of the Proponent's letter, the Company conducted a search of its communications systems but was unable to find any record of having received the Proposal. This search included an inquiry with respect to the fax machine associated with the number 212-536-8593 and email records for the investorrelations@hess.com email address.

- On February 23, 2012, the Company responded to the Proponent via facsimile and overnight delivery, advising him that the Company had not received the Proposal.

- The Company first received a copy of the Proposal via facsimile on February 24, 2012, 90 days after the November 26, 2011 deadline. The Proponent did not provide any evidence that the Proposal was received by the Company prior to the November 26, 2011 deadline set forth in the 2011 Proxy Statement.

- On February 27, 2012, the Company received a letter from the Proponent via facsimile claiming that the Proposal was sent to the Company on approximately November 14, 2011, by e-mail and fax. The letter did not include any proof that the Proposal was received by the Company on or about that date.

- On February 29, 2012, the Company received a letter from the Proponent via facsimile, again claiming that the Proposal was sent to the Company on approximately November 14, 2011, by e-mail and fax. Once again, the Proponent did not provide any evidence that the Proposal was received by the Company prior to the November 26, 2011 deadline.

- Between February 29, 2012 and March 9, 2012, the Company was copied on 4 letters from the Proponent addressed to the Office of Chief Counsel, Division of Corporation Finance of the Commission, generally repeating the claims made in prior correspondence, but without providing any evidence that the Proposal was received by the Company prior to the November 26, 2011 deadline. These letters are attached hereto as Exhibit B.

II. March 9, 2012 Correspondence from the Proponent

Two weeks after the Company first responded to the Proponent regarding the Proposal, the Company was copied on a letter dated March 9, 2012 (the "March 9th Letter") from the Proponent to the Office of Chief Counsel, Division of Corporation Finance of the Commission, wherein the Proponent provided pertinent details regarding the alleged fax submission on November 14, 2011. Attached to the March 9th Letter (a copy of which is attached hereto as Exhibit A) were the following:

1) A copy of a cover letter dated November 4, 2011 (the "Cover Letter"), addressed to "Mr. John B. Hess, Chairman of the Board of Hess Corporation, 1185 Avenue of the Americas 40th Fl, New York, NY 10036, Phone: 212-997-8500, Fax: 212-536-8390,"[1] referencing a Rule 14a-8 proposal, with a notation "cc: George C. Barry, investorrelations@hess.com, Corporate Secretary," included at the bottom of the letter, below which is a handwritten number of "FX: 212-536-8593;"

2) A copy of the Proposal and purported broker letter;

3) A fax activity report, purportedly showing a 4 page fax transmission to "12125368593" on "11/14;"

4) The text of an email message to investorrelations@hess.com dated November 14, 2011, allegedly submitting the Proposal;

5) A printout of the "Shareholder Contact" page of the Company's website, listing Jay R. Wilson, 1185 Avenue of the Americas, New York, NY 10036, investorrelations@hess.com as the Company's IR contact; and

6) A hand-marked excerpt from the Company's 2011 Proxy Statement.

Promptly following receipt of the Proponent's letter, the Company conducted searches of its communications systems but was unable to find any record of having received the Proposal. This search included an inquiry with respect to the fax machine associated with the number 212-536-8593 and email records for the investorrelations@hess.com email address.

III. The Proposal May be Excluded Under Rule 14a-8(e)(2) Because the Proposal was not Received at the Company's Principal Executive Offices Prior to the Company's Properly Determined Deadline.

The Proponent claims to have sent the Proposal to the Company via facsimile and email, but the Company has no record of having received the Proposal via any of those means. Moreover, in both cases, even if the Proposal was sent, the Proponent sent the Proposal to the wrong location. The facsimile submission was purportedly sent (i) to number 212-536-8390, which is not associated with a facsimile machine and could not accept facsimile transmissions in November 2011 and (ii) to number 212-536-8593, which is a fax machine in the Company's Liquid Natural Gas (LNG) Division. The email

[1] This number is not a facsimile machine number, as discussed below.

submission was purportedly sent to an email address in the Company's Investor Relations department, instead of to the Company's principal executive offices. Although located at the same address as the Company's principal executive offices, the LNG Division and the Investor Relations department are separate and distinct departments from, and are not considered to be part of, the Company's principal executive offices.

1. The Facsimile Number used to Submit the Proposal was not a Facsimile Number at the Company's Principal Executive Offices

Rule 14a-8(e)(2) of the Exchange Act provides that a stockholder proposal must be received at a company's "principal executive offices" prior to the submission deadline, which for the Company, was November 26, 2011. In Staff Legal Bulletin No. 14 (July 13, 2001)("SLB 14"), the Staff clarified that, "The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement."

The Proponent claims to have sent the Proposal to the Company via facsimile to two numbers. The Cover Letter to Mr. Hess lists a fax number of 212-536-8390, which number is not associated with a facsimile machine and could not accept facsimile transmissions in November 2011. The facsimile submission was also purportedly sent to 212-536-8593, which number was handwritten at the bottom of the Cover Letter to Mr. Hess. In support of his claim that the Proposal was timely submitted to the Company, the Proponent provided a fax activity report, showing that a 4-page fax transmission was made to "12125368593" on "11/14." The Company conducted a search of its communications systems, including an inquiry with respect to the fax machine associated with the number 212-536-8593, but was unable to find any record of having received the Proposal. Further, the Company does not have any records demonstrating that such transmission was in fact the Proposal, as the Proponent claims. Even if it was, this fax number is not the fax number for the Company's Corporate Secretary or for any fax machine at the Company's principal executive offices, but is the number for a fax machine at the Company's LNG Division. Thus, the fax transmission did not constitute delivery to the Company's principal executive offices as required under Rule 14a-8(e)(2). In prior interpretations, the Staff has concurred with the exclusion of stockholder proposals pursuant to Rule 14a-8(e)(2) where the proposal was submitted by fax to a location other than the company's principal executive offices and not received at the company's principal executive offices by the deadline. *See, e.g., The Dow Chemical Company* (avail. Feb. 23, 2009) (proposal excludable when faxed to the company's manufacturing facility instead of the principal executive offices); *Alcoa Inc.* (avail. Jan. 12, 2009) (proposal excludable when faxed to an office other than the company's principal executive offices); *Alcoa Inc.* (avail. Feb. 25, 2008) (same); *AT&T Inc.* (avail. Dec. 20, 2007) (proposal excludable when faxed to an office other than the company's principal executive offices).

Furthermore, while the LNG Division is located at the same address as the Company's principal executive offices, it is located on a different floor from the Company's principal executive offices and is not considered to be part of the Company's executive offices. The Staff has consistently permitted companies to exclude proposals, many involving the Proponent, where the proposals were transmitted to departments at the company other than the company's principal executive offices and, as a result, were not received before the deadline. *See, e.g.,Alcoa I nc.* (avail. Jan. 12, 2009) (proposal excludable when transmitted via email to the company's investor relations department); *DTE Energy Company* (avail.

March 24, 2008) (proposal transmitted by Mr. Chevedden to a fax machine in the company's media relations department was excludable); *Xerox Corporation* (avail. May 2, 2005) (proposal submitted by Mr. Chevedden excludable when faxed to a fax machine in Xerox's treasury department which was located on a different floor within Xerox's large office building); *Intel Corporation* (March 5, 2004) (proposal submitted by Mr. Chevedden excludable when received after the deadline because proponent sent it to the company's engineering department, not its principal executive offices); and *The DIRECTV Group, Inc.* (avail. March 23, 2005) (proposal submitted by Mr. Chevedden excludable when received after the deadline because it was sent to the communications department, not the company's principal executive offices). As in the letters cited above, sending stockholder proposals to departments outside of a company's principal executive offices, whether they are located in nearby buildings as in DirecTV or Intel or on separate floors of a large office building, as in Xerox and Alcoa, does not satisfy the requirements of Rule 14a-8(e)(2) that the stockholder proposal must be received at the company's principal executive offices. Similarly, the fax machine in the LNG Division is clearly a different company location, and stockholder proposals submitted to that fax machine fail to meet the requirements of Rule 14a-8(e)(2) and the Staff guidance set forth in SLB 14.

Staff Legal Bulletin No. 14C (June 28, 2005)("SLB 14C"), provides that if a proponent chooses to transmit a proposal by facsimile, the proponent is responsible for ensuring that it has obtained the correct facsimile number for making such submissions. The Staff further stated that "shareholder proponents should use the facsimile number for submitting proposals that the company disclosed in its most recent proxy statement." The transmission submitted to the Company was sent to a fax number that the Company does not publicize as a valid means for transmitting stockholder proposals and was inconsistent with the instructions for submitting stockholder proposals set out in SLB 14C. Furthermore, the Company's 2011 Proxy Statement did not identify facsimile transmission as an appropriate means by which stockholder proposals should be submitted and did not include any fax number to be used for that purpose. Rather, as noted in the Original Request Letter, the mailing address of the Company's principal executive offices, "1185 Avenue of the Americas, New York, NY 10036," was the only address for the Company's principal executive offices disclosed in the Company's 2011 Proxy Statement. The Proponent appears to have been aware of the mailing address of the Company's principal executive offices because the Cover Letter, dated November 4, 2011, was addressed to Mr. Hess at the Company's principal executive offices, yet the Proponent did not mail, and does not claim that he mailed, the Cover Letter or Proposal to the address that was included on the Cover Letter.

2. The Email Address used to Submit the Proposal was not an Email Address at the Company's Principal Executive Offices and does not Provide Evidence of Receipt at the Company's Principal Executive Offices.

The Proponent also claims that he emailed the Proposal to the Company at investorrelations@hess.com on November 14, 2011 and provided the text of an email message to investorrelations@hess.com dated November 14, 2011, as evidence of the timely submission to the Company. However, as we noted above and in the Original Request Letter, the Company conducted a review of its communications systems, including a review of emails sent to investorrelations@hess.com, but has no record of having received the Proposal via email on that date or any other date prior to the November 26, 2011 deadline.

Rule 14a-8(e)(1) of the Exchange Act provides that, "in order to avoid controversy, stockholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery." SLB 14 provides that stockholders should "submit a proposal by means that allows the stockholder to demonstrate the date the proposal was *received* at the company's principal offices" (emphasis added). The Proponent's email submission is not a means that provides conclusive evidence that the Proposal was received by the Company and therefore fails to comply with the requirements of Rule 14a-8(e) and Staff guidance in SLB 14. In prior no-action letters involving the Proponent, the Staff has permitted exclusion pursuant to Rule 14a-8(e)(2) where proposals submitted via email were not received by the company and the Proponent could not provide evidence of receipt prior to the deadline. *See, e.g., Altria Group, Inc.* (avail. Apr. 2, 2010) and *Lear Corporation* (avail. Mar. 11, 2009). *See, also, Alcoa Inc.* (avail. Jan. 12, 2009) (permitting exclusion of a proposal submitted by another proponent via email, but not received by the company prior to the deadline).

The Proponent also points to the "Shareholder Contact" page of the Company's website, which lists Jay R. Wilson, 1185 Avenue of the Americas, New York, NY 10036, investorrelations@hess.com as the Company's IR contact, in support of his claim that the investorrelations@hess.com email address is a valid address for the Company's principal executive offices. However, this claim has no merit. The Company confirms, though it is evident from the email address itself, that the subject email address is for an electronic mailbox in the Company's Investor Relations department. While the Company's Investor Relations department is located at the same address as the Company's principal executive offices, it is not considered to be part of the Company's principal executive offices. As discussed in greater detail above, the Staff has consistently permitted companies to exclude proposals where the proposals were transmitted to departments at the company other than the company's principal executive offices and, as a result, not received before the deadline. The Proponent in particular should be aware that a company's investor relations department is not considered to be part of a company's principal executive offices. *See, e.g., DTE Energy Company* (avail. March 24, 2008) (proposal by Mr. Chevedden excludable where transmitted to a fax machine in the company's media relations department). The Staff has concurred in this view with respect to proposals submitted by other proponents. *See, e.g., Alcoa Inc.* (avail. Jan. 12, 2009) (proposal excludable when transmitted via email to the company's investor relations department).

Although the Staff has not provided specific guidance with respect to proposals submitted via email, in our view, the guidance in SLB 14C for submissions via facsimile would apply to email submissions. Specifically, SLB 14C, provides that if a proponent chooses to transmit a proposal by facsimile, the proponent is responsible for ensuring that it has obtained the correct facsimile number for making such submissions. The Staff further stated that "shareholder proponents should use the facsimile number for submitting proposals that the company disclosed in its most recent proxy statement. If a company does not disclose in its proxy statement a facsimile number for submitting proposals, the Staff encourages shareholder proponents to contact the company to obtain the correct facsimile number for submitting proposals..." The Company's 2011 Proxy Statement did not identify email transmission as an appropriate means by which stockholder proposals should be submitted and did not include an email address to be used for that purpose. Therefore, submitting a stockholder proposal to the Company via email would not be proper without independent verification that the proposal would be received at the Company's principal executive offices. In accordance with SLB 14C, the Proponent should have contacted the Company's Corporate Secretary to obtain an appropriate address to submit the Proposal. Simply using an email address listed on the Company's website, without undertaking any other steps to confirm that the proposal would reach the Company's principal executive offices, does not satisfy the requirements set forth in SLB 14C.

3. The Proponent was Aware, or Should have been Aware, of the Proper Address of the Company's Principal Executive Offices for Submitting the Proposal.

Finally, the Proponent appears to claim that because the Company's 2011 Proxy Statement is, in his view, vague as to the proper address to submit stockholder proposals, he was permitted to submit the Proposal to the Company via the means of his choice. This claim is inconsistent with Staff guidance in SLB 14 and SLB 14C and should not be persuasive.

The Company's 2011 Proxy Statement complies with the rules promulgated under Regulation 14A and the Staff guidance set forth in SLB 14 and SLB 14C. Specifically, in accordance with Rule 14a-5(e) of the Exchange Act and Schedule 14A, the Company disclosed in the 2011 Proxy Statement the deadline for receipt of stockholder proposals for its 2012 Annual Meeting of Stockholders:

> "Proposals which stockholders wish to include in the company's proxy materials relating to the 2012 annual meeting of stockholders must be received by the company no later than November 26, 2011."

In addition, in accordance with Schedule 14A and SLB 14, the 2011 Proxy Statement identifies the address of the Company's principal executive office on the first page:

> "The company's principal executive office is located at 1185 Avenue of the Americas, New York, New York 10036."

SLB 14 clearly states that stockholder proposals must be sent to a company's principal executive offices and directs stockholders to look to the proxy statement for the address of a company's principal executive offices. *See* SLB 14, Section C(3), Question (c). Where the proxy statement does not specifically provide other means of submitting a stockholder proposal, SLB 14C provides that a stockholder should contact the company to obtain the correct facsimile number (or other means) for submitting proposals. *See* SLB 14C, Section F. Rather than follow the aforementioned Staff guidance, the Proponent appears to have relied on information on a page of the Company's website that does not reference stockholder proposals at all, let alone confirm that proposals submitted using that information would be properly received at the Company's principal executive offices.

The Proponent would also have the Staff believe that he is unfamiliar with the disclosure requirements of Regulation 14A and SLB 14 and was unable to find the address of the Company's principal executive offices listed in the Company's 2011 Proxy Statement. However, this argument is also not persuasive for two reasons.

First, the Proponent is known to have extensive experience with the stockholder proposal process. Based on publicly available information, the Proponent submitted hundreds of stockholder proposals during recent proxy seasons. In addition, as noted above and in the Original Request Letter, the Proponent has submitted numerous stockholder proposals that were excluded under Rule 14a-8(e)(2) because they were not properly received at the Company's principal executive offices prior to the submission deadline.

See, e.g., PetSmart Inc. (avail. Apr. 27, 2010); *Altria Group, Inc.* (avail. Apr. 2, 2010); *Lear Corporation* (avail. Mar. 11, 2009); *DTE Energy Company* (avail. Mar. 24, 2008); *Alcoa Inc.* (avail. Feb. 25, 2008); *Xerox Corporation* (avail. May 2, 2005); *The DIRECTV Group, Inc.* (avail. March 23, 2005); and *Intel Corporation* (March 5, 2004). As such, the Proponent cannot claim to be unfamiliar with the requirements of Regulation 14A and the rules promulgated thereunder and related Staff guidance.

Second, the Proponent appears to have been aware of the mailing address of the Company's principal executive offices because the Cover Letter, allegedly dated November 4, 2011, was addressed to Mr. Hess at the Company's principal executive offices. Thus, if the Cover Letter was submitted to the Company with the Proposal on November 14, 2011, as the Proponent alleges, the Proponent would have known the address of the Company's principal executive offices at that time. However, the Proponent did not mail, and does not claim that he mailed, the Cover Letter to the address that was disclosed in the 2011 Proxy Statement and that was included on the Cover Letter.

V. CONCLUSION

Based on the foregoing and the Original Request Letter, we hereby respectfully request that the Staff concur with our view that the Company may properly omit the Proposal from its 2012 Proxy Materials in reliance on Rule 14a-8(e)(2) and also waive the requirement under Rule 14a-8(j) that the Original Request Letter be submitted at least 80 calendar days before the date the Company files its 2012 Proxy Materials with the Commission. Should the Staff disagree with this conclusion, we would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

Please do not hesitate to contact me at (212) 819-8509 or djohansen@whitecase.com if you have any questions or require any additional information.

Very truly yours,

David Johansen

David M. Johansen

Attachments

cc: George C. Barry, Hess Corporation
John Chevedden
James McRitchie

Office of Chief Counsel

March 13, 2012

Exhibit A

See Attached.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

March 9, 2012

Office of Chief Counsel <shareholderproposals@sec.gov>
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 9 Rule 14a-8 Proposal
Hess Company (HES)
Simple Majority Vote
James McRitchie

Ladies and Gentlemen:

Attached is additional evidence of the submittal of the rule 14a-8 proposal on November 14, 2011 with a cover letter and a broker letter. This includes a fax transmission record showing 4-pages faxed to the company at FX: 212-253-8593 on November 14, 2011 at 16:44 for a duration of 01:45 minutes. This submission was in response to the vague 2011 annual meeting proxy in regard to submitting 2012 rule 14a-8 proposals.

This is in addition to the earlier evidence of the submittal of the proposal:

------ Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Mon, 14 Nov 2011 16:31:37 -0800
To: "George C. Barry" <investorrelations@hess.com>
Conversation: Rule 14a-8 Proposal (HES)
Subject: Rule 14a-8 Proposal (HES)

Mr. Barry,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

------ End of Forwarded Message

According to the attachment from the company website, the above company email address is located at the same address as the company cites in its no action request:
1185 Avenue of the Americas
New York, NY 10036

Plus the text from the 2011 annual meeting proxy is vague on submitting 2012 rule 14a-8 proposals:

"Proposals which stockholders wish to include in the company's proxy materials relating to the 2012 annual meeting of stockholders must be received by the company no later than November 26, 2011."

The company has not disclosed whether its purported vague "search of its communications systems" included this company email address specifically for the use of shareholders.

This is to request that the Office of Chief Counsel allow this resolution to be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: James McRitchie
George C. Barry
Corporate Secretary
PH: 212-536-8599
FX: 212-536-8241
Jay R. Wilson <investorrelations@hess.com>

James McRitchie

FISMA & OMB Memorandum M-07-16

Mr. John B. Hess
Chairman of the Board
Hess Corporation (HES)
1185 Ave of the Americas 40th Fl
New York NY 10036
Phone: 212 997-8500
Fax: 212-536-8390

Dear Mr. Hess,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

J. McRitchie

11/4/2011

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: George C. Barry <investorrelations@hess.com>
Corporate Secretary
FX: 212-536-8593

[HES: Rule 14a-8 Proposal, November 14, 2011]
3* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

The merit of this Simple Majority Vote proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, rated our company "D" with "High Governance Risk," "High Concern" regarding board members and "Very High Concern" for executive pay – $18 million for our CEO John Hess.

Our Named Executive Officers (NEOs) received discretionary bonuses – over $1.1 million for our CEO – which undermined the integrity of a pay-for-performance compensation philosophy. The only equity given to NEOs in 2010 consisted of stock options and restricted stock units, both of which simply vest after time. To be effective, equity awards given for long-term incentive pay should include performance-vesting features. Finally, our CEO was potentially entitled to $52 million in the event of a change in control.

Five directors were age 70 to 78 – succession-planning concern. Six directors had 13 to 33 years long-tenure – independence declines with long-tenure. We had two inside directors plus two inside-related directors – more independence concerns.

Nicholas Brady and Thomas Kean received 33% in negative votes and both were on our executive pay and nomination committees.

Frank Olson, also on our executive pay committee, was designated a "Flagged (Problem) Director" by The Corporate Library since he was on the Warnaco board when Warnaco was charged with financial disclosure violations.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

TD Ameritrade

November 14, 2011

James McRitchie
FISMA & OMB Memorandum M-07-16

Re: TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, please see the following records for your account ending in ***FISMA & OMB Memorandum M-07-16***

MMM – 3M Company
Pursuant to your request, this letter is to confirm that you have continuously held no less than 50 shares of 3M Company since 5/1/2009 in your account ending in ***FISMA & OMB Memorandum M-07-16***

GILD – Gilead Sciences
Pursuant to your request, this letter is to confirm that you have continuously held no less than 100 shares of Gilead Sciences since 8/24/2010 in your account ending in ***FISMA & OMB Memorandum M-07-16***

HES – Hess Corporation
Pursuant to your request, this letter is to confirm that you have continuously held no less than 50 shares of Gilead Sciences since 6/8/2010 in your account ending in ***FISMA & OMB Memorandum M-07-16***

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Jennifer Gatlin
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TD Ameritrade, Inc., member FINRA/SIPC/NFA. TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto-Dominion Bank. © 2011 TD Ameritrade IP Company, Inc. All rights reserved. Used with permission.

FAX JOURNAL REPORT

TIME : 11/18/2011 10:00
NAME :
FISMA & OMB Memorandum M-07-16
SER.# : K0N634679

NO.	DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT
#256	11/14	15:44	12125360593	01:45	04	OK	TX

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Home › Investors ›

Shareholders Contact

Primary IR Contact

Jay R. Wilson
Vice President
1185 Avenue of the Americas
New York, NY 10036
Tel: (212) 536-8940
investorrelations@hess.com

Transfer Agent & Registrar

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
Tel: 1-866-203-6215
http://www.bnymellon.com/shareowner/isd

TDD for Hearing Impaired: 1-800-231-5469
Foreign Shareowners: 1-201-680-6578
TDD Foreign Shareholders: 1-201-680-6610

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HESSENERGY.COM | HESSEXPRESS.COM | HESSTOYTRUCK.COM Site Map / Terms and Conditions / Privacy Policy / Copyright © 2010 Hess Corporation

Table of Contents

OTHER MATTERS

The board of directors knows of no other matters to come before the meeting. Should any unanticipated business properly come before the meeting, the persons named in the enclosed form of proxy will vote in accordance with their best judgment. The accompanying proxy confers discretionary authority to such persons to vote on any unanticipated matters.

The cost of preparing and mailing the notice of internet availability of proxy materials, this proxy statement and the accompanying proxy and the cost of solicitation of proxies on behalf of the board of directors will be borne by the company. Solicitation will be made by mail and internet. Some personal solicitation may be made by directors, officers and employees without special compensation, other than reimbursement for expenses. In addition, D. F. King & Co. has been retained to aid in the solicitation. Its fees for this solicitation are not expected to exceed $30,000, exclusive of expenses.

Proposals which stockholders wish to include in the company's proxy materials relating to the 2012 annual meeting of stockholders must be received by the company no later than November 26, 2011. Notice of any stockholder proposal for the 2012 annual meeting which the proponent does not wish to include in the company's proxy materials for that meeting will be considered untimely if not received by the company on or before February 9, 2012.

The company will provide to any person whose proxy is solicited by this proxy statement, without charge, upon written request to the company's secretary at the company's principal executive office set forth on the first page of this proxy statement, a copy of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 or the company's proxy statement.

The information provided on the company's website (www.hess.com) is referenced in this proxy statement for information purposes only. Neither the information on the company's website, nor the information in the company's sustainability report shall be deemed to be a part of or incorporated by reference into this proxy statement or any other filings we make with the SEC.

It is important that proxies be returned promptly. Stockholders are urged to date and sign the proxy card if they have requested a paper copy of proxy materials and return it promptly in the accompanying envelope, or to vote via the internet or by calling the toll-free number as instructed on the proxy card or the Notice of Internet Availability of Proxy Materials.

By order of the Board of Directors,

GEORGE C. BARRY
Secretary

New York, New York
March 25, 2011

Office of Chief Counsel

March 13, 2012

Exhibit B

See Attached

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

March 1, 2012

Office of Chief Counsel <shareholderproposals@sec.gov>
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Hess Company (HES)
Simple Majority Vote
James McRitchie

Ladies and Gentlemen:

The November 14, 2011 rule 14a-8 proposal, that was timely submitted to the company on approximately November 14, 2011 by email and fax, has not been withdrawn. The proposal should thus be published in the company annual meeting proxy.

A third party prepared the attached broker letter on November 14, 2011.

Sincerely,

John Chevedden

cc: James McRitchie

George C. Barry
Corporate Secretary
PH: 212-536-8599
FX: 212-536-8241

TD Ameritrade

November 14, 2011

James McRitchie
FISMA & OMB Memorandum M-07-16

Re: TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, please see the following records for your account ending in ***FISMA & OMB Memorandum M-07-16***

MMM – 3M Company
Pursuant to your request, this letter is to confirm that you have continuously held no less than 50 shares of 3M Company since 5/1/2009 in your account ending in ***FISMA & OMB Memorandum M-07-16***

GILD – Gilead Sciences
Pursuant to your request, this letter is to confirm that you have continuously held no less than 100 shares of Gilead Sciences since 6/24/2010 in your account ending in ***FISMA & OMB Memorandum M-07-16***

HES – Hess Corporation
Pursuant to your request, this letter is to confirm that you have continuously held no less than 50 shares of Gilead Sciences since 6/8/2010 in your account ending in ***FISMA & OMB Memorandum M-07-16***

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Jennifer Gatlin
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TD Ameritrade, Inc., member FINRA/SIPC/NFA. TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto-Dominion Bank. © 2011 TD Ameritrade IP Company, Inc. All rights reserved. Used with permission.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

March 5, 2012

Office of Chief Counsel <shareholderproposals@sec.gov>
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Hess Company (HES)
Simple Majority Vote
James McRitchie

Ladies and Gentlemen:

The November 14, 2011 rule 14a-8 proposal, that was timely submitted to the company on approximately November 14, 2011 by email and fax, has not been withdrawn. The proposal should thus be published in the company annual meeting proxy.

This is additional evidence of the submittal of the proposal:

------ Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Mon, 14 Nov 2011 16:31:37 -0800
To: "George C. Barry" <investorrelations@hess.com>
Conversation: Rule 14a-8 Proposal (HES)
Subject: Rule 14a-8 Proposal (HES)

Mr. Barry,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

------ End of Forwarded Message

Sincerely,

John Chevedden

cc: James McRitchie
George C. Barry
Corporate Secretary
PH: 212-536-8599
FX: 212-536-8241

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

March 7, 2012

Office of Chief Counsel <shareholderproposals@sec.gov>
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
Hess Company (HES)
Simple Majority Vote
James McRitchie

Ladies and Gentlemen:

At this late date the proponent party has not received the company March 1, 2012 no action request from the company or its representative. This company failure is compounded by the company request for a waiver of the rule 14a-8(j) deadline.

This company failure to follow procedure taints the company claim entirely based on procedure.

This is additional evidence of the submittal of the proposal:

------ Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Mon, 14 Nov 2011 16:31:37 -0800
To: "George C. Barry" <investorrelations@hess.com>
Conversation: Rule 14a-8 Proposal (HES)
Subject: Rule 14a-8 Proposal (HES)

Mr. Barry,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

------ End of Forwarded Message

According to the attachment from the company website, the above company email address is located at the same address as the company cites in its no action request:

1185 Avenue of the Americas
New York, NY 10036

Plus the text from the 2011 annual meeting proxy is vague on submitting 2012 rule 14a-8 proposals:
"Proposals which stockholders wish to include in the company's proxy materials relating to the 2012 annual meeting of stockholders must be received by the company no later than November 26, 2011."

The company has not disclosed whether its purported vague "search of its communications systems" included this company email address specifically for the use of shareholders.

This is to request that the Office of Chief Counsel allow this resolution to be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: James McRitchie
George C. Barry
Corporate Secretary
PH: 212-536-8599
FX: 212-536-8241
Jay R. Wilson <investorrelations@hess.com>

HESS

Search

Home > Investors >

Shareholders Contact

Primary IR Contact

Jay R. Wilson
Vice President
1185 Avenue of the Americas
New York, NY 10036
Tel: (212) 536-8940
investorrelations@hess.com

Transfer Agent & Registrar

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
Tel: 1-800-208-8215
http://www.bnymellon.com/shareowner/isd

TDD for Hearing Impaired: 1-800-231-5469
Foreign Shareowners: 1-201-680-6578
TDD Foreign Shareholders: 1-201-680-6610

Corporate Governance
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E-mail Alerts
Shareholder Contacts
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HESSENERGY.COM | HESSEXPRESS.COM | HESSTOYTRUCK.COM

Site Map / Terms and Conditions / Privacy Policy / Copyright © 2010 Hess Corporation

Table of Contents

OTHER MATTERS

The board of directors knows of no other matters to come before the meeting. Should any unanticipated business properly come before the meeting, the persons named in the enclosed form of proxy will vote in accordance with their best judgment. The accompanying proxy confers discretionary authority to such persons to vote on any unanticipated matters.

The cost of preparing and mailing the notice of internet availability of proxy materials, this proxy statement and the accompanying proxy and the cost of solicitation of proxies on behalf of the board of directors will be borne by the company. Solicitation will be made by mail and internet. Some personal solicitation may be made by directors, officers and employees without special compensation, other than reimbursement for expenses. In addition, D. F. King & Co. has been retained to aid in the solicitation. Its fees for this solicitation are not expected to exceed $30,000, exclusive of expenses.

Proposals which stockholders wish to include in the company's proxy materials relating to the 2012 annual meeting of stockholders must be received by the company no later than November 26, 2011. Notice of any stockholder proposal for the 2012 annual meeting which the proponent does not wish to include in the company's proxy materials for that meeting will be considered untimely if not received by the company on or before February 9, 2012.

The company will provide to any person whose proxy is solicited by this proxy statement, without charge, upon written request to the company's secretary at the company's principal executive office set forth on the first page of this proxy statement, a copy of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 or the company's proxy statement.

The information provided on the company's website (www.hess.com) is referenced in this proxy statement for information purposes only. Neither the information on the company's website, nor the information in the company's sustainability report shall be deemed to be a part of or incorporated by reference into this proxy statement or any other filings we make with the SEC.

It is important that proxies be returned promptly. Stockholders are urged to date and sign the proxy card if they have requested a paper copy of proxy materials and return it promptly in the accompanying envelope, or to vote via the internet or by calling the toll-free number as instructed on the proxy card or the Notice of Internet Availability of Proxy Materials.

By order of the Board of Directors,

GEORGE C. BARRY
Secretary

New York, New York
March 25, 2011

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

March 8, 2012

Office of Chief Counsel <shareholderproposals@sec.gov>
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 8 Rule 14a-8 Proposal
Hess Company (HES)
Simple Majority Vote
James McRitchie

Ladies and Gentlemen:

Today the company displayed its lack of professionalism by sending a 25-page poor quality fax when it has an email address.

Additional information will be submitted to the Staff.

This is to request that the Office of Chief Counsel allow this resolution to be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: James McRitchie
George C. Barry
Corporate Secretary
PH: 212-536-8599
FX: 212-536-8241
Jay R. Wilson <investorrelations@hess.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

March 13, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 10 Rule 14a-8 Proposal
Hess Company (HES)
Simple Majority Vote
James McRitchie

Ladies and Gentlemen:

A critical point is that the text from the company 2011 annual meeting proxy is vague on submitting 2012 rule 14a-8 proposals:
"Proposals which stockholders wish to include in the company's proxy materials relating to the 2012 annual meeting of stockholders must be received by the company no later than November 26, 2011."

The company gave absolutely no direction to any particular address, office or person at the company. And the company admits that the proposal was addressed to the correct building.

Also there is no way to measure how many shareholders might have submitted rule 14a-8 proposals to the company during the past decade based on such vague information and then did not pursue their proposals when confronted with unwarranted resistance from the company.

The company has published only 3 shareholder proposals since 2004.

This is to request that the Office of Chief Counsel allow this resolution to be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: James McRitchie
George C. Barry <investorrelations@hess.com>
Corporate Secretary

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, March 13, 2012 9:28 PM
To: shareholderproposals; George C. Barry
Subject: FW: Rule 14a-8 Proposal (HES)
Attachments: CCE00004.pdf

Follow Up Flag: Follow up
Flag Status: Completed

------ Forwarded Message
From: olmsted ***FISMA & OMB Memorandum M-07-16***
Date: Mon, 14 Nov 2011 16:31:37 -0700
To: "George C. Barry" <investorrelations@hess.com>
Conversation: Rule 14a-8 Proposal (HES)
Subject: Rule 14a-8 Proposal (HES)

Mr. Barry,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

------ End of Forwarded Message

James McRitchie

FISMA & OMB Memorandum M-07-16

Mr. John B. Hess
Chairman of the Board
Hess Corporation (HES)
1185 Ave of the Americas 40th Fl
New York NY 10036
Phone: 212 997-8500
Fax: 212-536-8390

Dear Mr. Hess,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

J. McRitchie

11/4/2011

James McRitchie | Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: George C. Barry <investorrelations@hess.com>
Corporate Secretary

[HES: Rule 14a-8 Proposal, November 14, 2011]
3* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

The merit of this Simple Majority Vote proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, rated our company "D" with "High Governance Risk," "High Concern" regarding board members and "Very High Concern" for executive pay – $18 million for our CEO John Hess.

Our Named Executive Officers (NEOs) received discretionary bonuses – over $1.1 million for our CEO – which undermined the integrity of a pay-for-performance compensation philosophy. The only equity given to NEOs in 2010 consisted of stock options and restricted stock units, both of which simply vest after time. To be effective, equity awards given for long-term incentive pay should include performance-vesting features. Finally, our CEO was potentially entitled to $52 million in the event of a change in control.

Five directors were age 70 to 78 – succession-planning concern. Six directors had 13 to 33 years long-tenure – independence declines with long-tenure. We had two inside directors plus two inside-related directors – more independence concerns.

Nicholas Brady and Thomas Kean received 33% in negative votes and both were on our executive pay and nomination committees.

Frank Olson, also on our executive pay committee, was designated a "Flagged (Problem) Director" by The Corporate Library since he was on the Warnaco board when Warnaco was charged with financial disclosure violations.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16***

TD Ameritrade

November 14, 2011

James McRitchie

FISMA & OMB Memorandum M-07-16

Re: TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, please see the following records for your account ending in ***FISMA & OMB Memorandum M-07-16***

MMM – 3M Company
Pursuant to your request, this letter is to confirm that you have continuously held no less than 50 shares of 3M Company since 5/1/2009 in your account ending in ***FISMA & OMB Memorandum M-07-16***

GILD – Gilead Sciences
Pursuant to your request, this letter is to confirm that you have continuously held no less than 100 shares of Gilead Sciences since 8/24/2010 in your account ending in ***FISMA & OMB Memorandum M-07-16***

HES – Hess Corporation
Pursuant to your request, this letter is to confirm that you have continuously held no less than 50 shares of Gilead Sciences since 6/8/2010 in your account ending in ***FISMA & OMB Memorandum M-07-16***

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Jennifer Gatlin
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TD Ameritrade, Inc., member FINRA/SIPC/NFA. TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto-Dominion Bank. © 2011 TD Ameritrade IP Company, Inc. All rights reserved. Used with permission.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

March 9, 2012

Office of Chief Counsel <shareholderproposals@sec.gov>
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 9 Rule 14a-8 Proposal
Hess Company (HES)
Simple Majority Vote
James McRitchie

Ladies and Gentlemen:

Attached is additional evidence of the submittal of the rule 14a-8 proposal on November 14, 2011 with a cover letter and a broker letter. This includes a fax transmission record showing 4-pages faxed to the company at FX: 212-253-8593 on November 14, 2011 at 16:44 for a duration of 01:45 minutes. This submission was in response to the vague 2011 annual meeting proxy in regard to submitting 2012 rule 14a-8 proposals

This is in addition to the earlier evidence of the submittal of the proposal:

------ Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Mon, 14 Nov 2011 16:31:37 -0800
To: "George C. Barry" <investorrelations@hess.com>
Conversation: Rule 14a-8 Proposal (HES)
Subject: Rule 14a-8 Proposal (HES)

Mr. Barry,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

------ End of Forwarded Message

According to the attachment from the company website, the above company email address is located at the same address as the company cites in its no action request:
1185 Avenue of the Americas
New York, NY 10036

Plus the text from the 2011 annual meeting proxy is vague on submitting 2012 rule 14a-8 proposals:

"Proposals which stockholders wish to include in the company's proxy materials relating to the 2012 annual meeting of stockholders must be received by the company no later than November 26, 2011."

The company has not disclosed whether its purported vague "search of its communications systems" included this company email address specifically for the use of shareholders.

This is to request that the Office of Chief Counsel allow this resolution to be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: James McRitchie
George C. Barry
Corporate Secretary
PH: 212-536-8599
FX: 212-536-8241
Jay R. Wilson <investorrelations@hess.com>

James McRitchie

FISMA & OMB Memorandum M-07-16

Mr. John B. Hess
Chairman of the Board
Hess Corporation (HES)
1185 Ave of the Americas 40th Fl
New York NY 10036
Phone: 212 997-8500
Fax: 212-536-8390

Dear Mr. Hess,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16) at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

J. McRitchie

11/4/2011

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: George C. Barry <investorrelations@hess.com>
Corporate Secretary
FX: 212-536-8593

[HES: Rule 14a-8 Proposal, November 14, 2011]

3* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

The merit of this Simple Majority Vote proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, rated our company "D" with "High Governance Risk," "High Concern" regarding board members and "Very High Concern" for executive pay – $18 million for our CEO John Hess.

Our Named Executive Officers (NEOs) received discretionary bonuses – over $1.1 million for our CEO – which undermined the integrity of a pay-for-performance compensation philosophy. The only equity given to NEOs in 2010 consisted of stock options and restricted stock units, both of which simply vest after time. To be effective, equity awards given for long-term incentive pay should include performance-vesting features. Finally, our CEO was potentially entitled to $52 million in the event of a change in control.

Five directors were age 70 to 78 – succession-planning concern. Six directors had 13 to 33 years long-tenure – independence declines with long-tenure. We had two inside directors plus two inside-related directors – more independence concerns.

Nicholas Brady and Thomas Kean received 33% in negative votes and both were on our executive pay and nomination committees.

Frank Olson, also on our executive pay committee, was designated a "Flagged (Problem) Director" by The Corporate Library since he was on the Warnaco board when Warnaco was charged with financial disclosure violations.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

TD Ameritrade

November 14, 2011

James McRitchie

FISMA & OMB Memorandum M-07-16

Re: TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, please see the following records for your account ending in ***FISMA & OMB Memorandum M-07-16***

MMM – 3M Company
Pursuant to your request, this letter is to confirm that you have continuously held no less than 50 shares of 3M Company since 5/1/2009 in your account ending in ***FISMA & OMB Memorandum M-07-16***

GILD – Gilead Sciences
Pursuant to your request, this letter is to confirm that you have continuously held no less than 100 shares of Gilead Sciences since 8/24/2010 in your account ending in ***FISMA & OMB Memorandum M-07-16***

HES – Hess Corporation
Pursuant to your request, this letter is to confirm that you have continuously held no less than 50 shares of Gilead Sciences since 6/8/2010 in your account ending in ***FISMA & OMB Memorandum M-07-16***

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Jennifer Gallin
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TD Ameritrade, Inc., member FINRA/SIPC/NFA. TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto-Dominion Bank. © 2011 TD Ameritrade IP Company, Inc. All rights reserved. Used with permission.

FAX JOURNAL REPORT

TIME : 11/18/2011 10:08
NAME :
FAX :
TEL :
FISMA & OMB Memorandum M-07-16
SER.# : K0N634679

NO.	DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT
#256	11/14	16:44	12125368593	01:45	04	OK	TX

HESS

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Home > Investors >

Shareholders Contact

Primary IR Contact

Jay R. Wilson
Vice President
1185 Avenue of the Americas
New York, NY 10036
Tel. (212) 536-8940
investorrelations@hess.com

Transfer Agent & Registrar

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
Tel: 1-888-203-6215
http://www.bnymellon.com/shareowner/isd

TDD for Hearing Impaired:1-800-231-5469
Foreign Shareowners:1-201-680-6578
TDD Foreign Shareholders:1-201-680-6610

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Table of Contents

OTHER MATTERS

The board of directors knows of no other matters to come before the meeting. Should any unanticipated business properly come before the meeting, the persons named in the enclosed form of proxy will vote in accordance with their best judgment. The accompanying proxy confers discretionary authority to such persons to vote on any unanticipated matters.

The cost of preparing and mailing the notice of internet availability of proxy materials, this proxy statement and the accompanying proxy and the cost of solicitation of proxies on behalf of the board of directors will be borne by the company. Solicitation will be made by mail and internet. Some personal solicitation may be made by directors, officers and employees without special compensation, other than reimbursement for expenses. In addition, D. F. King & Co. has been retained to aid in the solicitation. Its fees for this solicitation are not expected to exceed $30,000, exclusive of expenses.

Proposals which stockholders wish to include in the company's proxy materials relating to the 2012 annual meeting of stockholders must be received by the company no later than November 26, 2011. Notice of any stockholder proposal for the 2012 annual meeting which the proponent does not wish to include in the company's proxy materials for that meeting will be considered untimely if not received by the company on or before February 9, 2012.

The company will provide to any person whose proxy is solicited by this proxy statement, without charge, upon written request to the company's secretary at the company's principal executive office set forth on the first page of this proxy statement, a copy of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 or the company's proxy statement.

The information provided on the company's website (www.hess.com) is referenced in this proxy statement for information purposes only. Neither the information on the company's website, nor the information in the company's sustainability report shall be deemed to be a part of or incorporated by reference into this proxy statement or any other filings we make with the SEC.

It is important that proxies be returned promptly. Stockholders are urged to date and sign the proxy card if they have requested a paper copy of proxy materials and return it promptly in the accompanying envelope, or to vote via the internet or by calling the toll-free number as instructed on the proxy card or the Notice of Internet Availability of Proxy Materials.

By order of the Board of Directors,

GEORGE C. BARRY
Secretary

New York, New York
March 25, 2011

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

March 8, 2012

Office of Chief Counsel <shareholderproposals@sec.gov>
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 8 Rule 14a-8 Proposal
Hess Company (HES)
Simple Majority Vote
James McRitchie

Ladies and Gentlemen:

Today the company displayed its lack of professionalism by sending a 25-page poor quality fax when it has an email address.

Additional information will be submitted to the Staff.

This is to request that the Office of Chief Counsel allow this resolution to be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: James McRitchie
George C. Barry
Corporate Secretary
PH: 212-536-8599
FX: 212-536-8241
Jay R. Wilson <investorrelations@hess.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

March 7, 2012

Office of Chief Counsel <shareholderproposals@sec.gov>
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
Hess Company (HES)
Simple Majority Vote
James McRitchie

Ladies and Gentlemen:

At this late date the proponent party has not received the company March 1, 2012 no action request from the company or its representative. This company failure is compounded by the company request for a waiver of the rule 14a-8(j) deadline.

This company failure to follow procedure taints the company claim entirely based on procedure.

This is additional evidence of the submittal of the proposal:

------ Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Mon, 14 Nov 2011 16:31:37 -0800
To: "George C. Barry" <investorrelations@hess.com>
Conversation: Rule 14a-8 Proposal (HES)
Subject: Rule 14a-8 Proposal (HES)

Mr. Barry,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

------ End of Forwarded Message

According to the attachment from the company website, the above company email address is located at the same address as the company cites in its no action request:
1185 Avenue of the Americas
New York, NY 10036

Plus the text from the 2011 annual meeting proxy is vague on submitting 2012 rule 14a-8 proposals:
"Proposals which stockholders wish to include in the company's proxy materials relating to the 2012 annual meeting of stockholders must be received by the company no later than November 26, 2011."

The company has not disclosed whether its purported vague "search of its communications systems" included this company email address specifically for the use of shareholders.

This is to request that the Office of Chief Counsel allow this resolution to be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: James McRitchie
George C. Barry
Corporate Secretary
PH: 212-536-8599
FX: 212-536-8241
Jay R. Wilson <investorrelations@hess.com>

Search

Home > Investors >

Shareholders Contact

Primary IR Contact

Jay R. Wilson
Vice President
1185 Avenue of the Americas
New York, NY 10036
Tel. (212) 536-8940
investorrelations@hess.com

Transfer Agent & Registrar

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
Tel: 1-866-203-6215
http://www.bnymellon.com/shareowner/isd

TDD for Hearing Impaired:1-800-231-5469
Foreign Shareowners:1-201-680-6578
TDD Foreign Shareholders:1-201-680-6610

HESSENERGY.COM | HESSEXPRESS.COM | HESSTOYTRUCK.COM

Site Map / Terms and Conditions / Privacy Policy / Copyright © 2010 Hess Corporation

OTHER MATTERS

The board of directors knows of no other matters to come before the meeting. Should any unanticipated business properly come before the meeting, the persons named in the enclosed form of proxy will vote in accordance with their best judgment. The accompanying proxy confers discretionary authority to such persons to vote on any unanticipated matters.

The cost of preparing and mailing the notice of internet availability of proxy materials, this proxy statement and the accompanying proxy and the cost of solicitation of proxies on behalf of the board of directors will be borne by the company. Solicitation will be made by mail and internet. Some personal solicitation may be made by directors, officers and employees without special compensation, other than reimbursement for expenses. In addition, D. F. King & Co. has been retained to aid in the solicitation. Its fees for this solicitation are not expected to exceed $30,000, exclusive of expenses.

Proposals which stockholders wish to include in the company's proxy materials relating to the 2012 annual meeting of stockholders must be received by the company no later than November 26, 2011. Notice of any stockholder proposal for the 2012 annual meeting which the proponent does not wish to include in the company's proxy materials for that meeting will be considered untimely if not received by the company on or before February 9, 2012.

The company will provide to any person whose proxy is solicited by this proxy statement, without charge, upon written request to the company's secretary at the company's principal executive office set forth on the first page of this proxy statement, a copy of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 or the company's proxy statement.

The information provided on the company's website (www.hess.com) is referenced in this proxy statement for information purposes only. Neither the information on the company's website, nor the information in the company's sustainability report shall be deemed to be a part of or incorporated by reference into this proxy statement or any other filings we make with the SEC.

It is important that proxies be returned promptly. Stockholders are urged to date and sign the proxy card if they have requested a paper copy of proxy materials and return it promptly in the accompanying envelope, or to vote via the internet or by calling the toll-free number as instructed on the proxy card or the Notice of Internet Availability of Proxy Materials.

By order of the Board of Directors,

GEORGE C. BARRY
Secretary

New York, New York
March 25, 2011

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

March 6, 2012

Office of Chief Counsel <shareholderproposals@sec.gov>
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
Hess Company (HES)
Simple Majority Vote
James McRitchie

Ladies and Gentlemen:

At this late date the proponent party has not received the company March 1, 2012 no action request from the company or its representative. This company failure is compounded by the company request for a waiver of the rule 14a-8(j) deadline.

This company failure to follow procedure taints the company claim entirely based on procedure.

This is to request that the Office of Chief Counsel allow this resolution to stand as submitted and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: James McRitchie
George C. Barry
Corporate Secretary
PH: 212-536-8599
FX: 212-536-8241

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

March 5, 2012

Office of Chief Counsel <shareholderproposals@sec.gov>
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Hess Company (HES)
Simple Majority Vote
James McRitchie

Ladies and Gentlemen:

The November 14, 2011 rule 14a-8 proposal, that was timely submitted to the company on approximately November 14, 2011 by email and fax, has not been withdrawn. The proposal should thus be published in the company annual meeting proxy.

This is additional evidence of the submittal of the proposal:

------ Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Mon, 14 Nov 2011 16:31:37 -0800
To: "George C. Barry" <investorrelations@hess.com>
Conversation: Rule 14a-8 Proposal (HES)
Subject: Rule 14a-8 Proposal (HES)

Mr. Barry,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

------ End of Forwarded Message

Sincerely,

John Chevedden

cc: James McRitchie
George C. Barry
Corporate Secretary
PH: 212-536-8599
FX: 212-536-8241

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

March 1, 2012

Office of Chief Counsel <shareholderproposals@sec.gov>
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Hess Company (HES)
Simple Majority Vote
James McRitchie

Ladies and Gentlemen:

The November 14, 2011 rule 14a-8 proposal, that was timely submitted to the company on approximately November 14, 2011 by email and fax, has not been withdrawn. The proposal should thus be published in the company annual meeting proxy.

A third party prepared the attached broker letter on November 14, 2011.

Sincerely,

John Chevedden

cc: James McRitchie

George C. Barry
Corporate Secretary
PH: 212-536-8599
FX: 212-536-8241

TD Ameritrade

November 14, 2011

James McRitchie
FISMA & OMB Memorandum M-07-16

Re: TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, please see the following records for your account ending in ***FISMA & OMB Memorandum M-07-16***

MMM – 3M Company
Pursuant to your request, this letter is to confirm that you have continuously held no less than 50 shares of 3M Company since 5/1/2009 in your account ending in ***FISMA & OMB Memorandum M-07-16***

GILD – Gilead Sciences
Pursuant to your request, this letter is to confirm that you have continuously held no less than 100 shares of Gilead Sciences since 8/24/2010 in your account ending in ***FISMA & OMB Memorandum M-07-16***

HES – Hess Corporation
Pursuant to your request, this letter is to confirm that you have continuously held no less than 50 shares of Gilead Sciences since 6/8/2010 in your account ending in ***FISMA & OMB Memorandum M-07-16***

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Jennifer Gallin
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TD Ameritrade, Inc., member FINRA/SIPC/NFA. TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto-Dominion Bank. © 2011 TD Ameritrade IP Company, Inc. All rights reserved. Used with permission.

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

Tel + 1 212 819 8200
Fax + 1 212 354 8113
whitecase.com

March 1, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: *Hess Corporation*
Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934 – Rule 14a-8

On behalf of our client, Hess Corporation (the "Company"), we write to inform you that the Company intends to exclude from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders (collectively, the "2012 Proxy Materials") a stockholder proposal and related supporting statement regarding the adoption of a simple majority vote standard in the Company's charter and bylaws (together, the "Proposal") received from John Chevedden (the "Proponent") and sponsored by James McRitchie pursuant to Rule 14a-8(e)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because the Proponent failed to submit the Proposal to the Company prior to the submission deadline.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") (i) concur with our view that the Company may properly omit the Proposal from its 2012 Proxy Materials in reliance on Rule 14a-8(e)(2) of the Exchange Act and (ii) waive the requirement under Rule 14a-8(j) of the Exchange Act that this letter be submitted at least 80 calendar days before the date the Company files its 2012 Proxy Materials with the Securities and Exchange Commission (the "Commission") for good cause. Your prompt attention to this letter is appreciated because the Company expects to print its 2012 Proxy Materials on or about March 19, 2012 and expects to file with the Commission, post on the internet and mail the 2012 Proxy Materials to its stockholders promptly thereafter.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are submitting this letter and its attachments to the Staff via e-mail at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Exchange Act, copies of this letter and its attachments are concurrently being sent to the Proponent as notice of the Company's intent to exclude the Proposal from the 2012 Proxy Materials. Because the failure to timely submit a stockholder proposal is a deficiency that cannot be remedied, the Company has not provided to the Proponent the 14-day notice and opportunity to cure under Rule 14a-8(f)(1) of the Exchange Act. Rule 14a-8(f)(1) provides that a company is not required to provide a stockholder with notice of a deficiency in his proposal "if the deficiency cannot be remedied, such as if [the stockholder] fails to submit a proposal by the company's properly determined deadline."

We take this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to his Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company in accordance with Rule 14a-8(k) of the Exchange Act and SLB 14D.

I. THE PROPOSAL

The Proposal provides:

> Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

II. BACKGROUND

The deadline to submit stockholder proposals to be included in the Company's 2012 Proxy Materials was November 26, 2011. This deadline and the address of the Company's principal executive offices were disclosed in the Company's proxy statement for the 2011 Annual Meeting of Stockholders (the "2011 Proxy Statement").

On February 22, 2012, the Company received a letter, dated February 17, 2012, via facsimile from the Proponent, asking the Company's Corporate Secretary to provide management's response to the Proposal to be published in the 2012 Proxy Materials. This was the first communication the Company received from the Proponent with respect to the Proposal. A copy of the letter is attached hereto as Exhibit A. Promptly following receipt of the Proponent's letter, the Company conducted a search of its communications systems but was unable to find any record of having received the Proposal. On February 23, 2012, the Company responded to the Proponent via facsimile and overnight delivery, advising him that the Company had not received the Proposal. A copy of the Company's response letter, dated February 23, 2012 is attached hereto as Exhibit B. The Company's response letter also informed the Proponent that the submission deadline for stockholder proposals was November 26, 2011, and any proposals received after such date would not be included in the 2012 Proxy Materials.

The Company first received the Proposal via facsimile on February 24, 2012, 90 days after the November 26, 2011 deadline. The Company was copied on a letter addressed to the Office of Chief Counsel, Division of Corporation Finance of the Commission, stating that the Proposal (attached to the letter) was submitted to the Company on November 14, 2011. A copy of the Proponent's letter, dated February 24, 2012 is attached hereto as Exhibit C. The Proponent did not provide any evidence that the Proposal was received by the Company prior to the November 26, 2011 deadline set forth in the 2011 Proxy Statement.

On February 27, 2012, the Company responded to the Proponent via facsimile and overnight delivery, informing the Proponent that the Company first received the Proposal on February 24, 2012 and because the Proponent had not provided any proof that the Company received the Proposal prior to the deadline set forth in the 2011 Proxy Statement, the Proposal would not be included in the 2012 Proxy Materials. A copy of the Company's response letter dated February 27, 2012 is attached hereto as Exhibit D. Shortly thereafter, the Company received a letter from the Proponent via facsimile claiming that the Proposal was sent to the Company on approximately November 14, 2011, by e-mail and fax. The letter did not include any proof that the Proposal was received by the Company on or about that date. A copy of the Proponent's letter dated February 27, 2012 is attached hereto as Exhibit E.

On February 29, 2012, the Company sent the Proponent a letter via facsimile and overnight delivery, confirming that the Company would not include the Proposal in the 2012 Proxy Materials because the Company did not receive the Proposal prior to the November 26, 2011 deadline and the Proponent did not provide any evidence that the Proposal was received at the Company's principal executive offices prior to the November 26, 2011 deadline. A copy of the Company's letter dated February 29, 2012 is attached hereto as Exhibit F. Shortly thereafter, the Company received a letter from the Proponent via facsimile, again claiming that the Proposal was sent to the Company on approximately November 14, 2011, by e-mail and fax. Once again, the Proponent did not provide any evidence that the Proposal was received by the Company prior to the November 26, 2011 deadline. A copy of the Proponent's letter dated February 29, 2012 is attached hereto as Exhibit G.

III. The Proposal May be Excluded Under Rule 14a-8(e)(2) Because the Proponent Failed to Submit the Proposal to the Company's Principal Executive Offices Prior to the Company's Properly Determined Deadline.

Rule 14a-8(e)(2) of the Exchange Act provides that a stockholder proposal submitted with respect to a company's regularly-scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting." In accordance with Rule 14a-5(e) of the Exchange Act, the Company disclosed in the 2011 Proxy Statement such deadline for receipt of stockholder proposals for its 2012 Annual Meeting of Stockholders, as well as the address for submitting those proposals. Specifically, the 2011 Proxy Statement states:

> "Proposals which stockholders wish to include in the company's proxy materials relating to the 2012 annual meeting of stockholders must be received by the company no later than November 26, 2011."

Under Rule 14a-8(e)(2), a meeting is regularly scheduled if it has not changed by more than 30 days from the date of the annual meeting held in the prior year. The Company's 2011 Annual Meeting of Stockholders was held on May 4, 2011. The Company's 2012 Annual Meeting of Stockholders is scheduled to be held on May 2, 2012, which is within 30 days of the 2011 Meeting. Accordingly, the deadline of November 26, 2011 set forth in the Company's 2011 Proxy Statement for a regularly scheduled annual meeting applies to stockholder proposals for the 2012 Annual Meeting of Stockholders.

The 2011 Proxy Statement also clearly identifies the address of the Company's principal executive office:

> "The company's principal executive office is located at 1185 Avenue of the Americas, New York, New York 10036."

Moreover, the 2011 Proxy Statement did not identify a facsimile number or email address as a means of submitting a stockholder proposal to the Company's principal executive office. Therefore, submitting a stockholder proposal to the Company via facsimile or email would not be proper without independent verification that the proposal would be received at the Company's principal executive office. *See* Staff Legal Bulletin No. 14C (June 28, 2005). In any event, the Company does not have any record of receiving the Proposal by any means prior to February 24, 2012.

Rule 14a-8(e)(1) of the Exchange Act provides that, "in order to avoid controversy, stockholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery." Staff Legal Bulletin No. 14 (July 13, 2001) provides that stockholders should "submit a proposal by means that allows the stockholder to demonstrate the date the proposal was *received* at the company's principal offices" (emphasis added). Although the Proponent claims the Proposal was submitted to the Company on November 14, 2011, the Company has no record of receiving the Proposal via facsimile, e-mail, mail or otherwise. Further, despite being informed that the Company had not received the Proposal prior to February 24, 2012, the Proponent has not provided any evidence that the Proposal was timely received at the Company's principal executive offices on November 14, 2011 or any other date prior to the November 26, 2011 deadline.

In prior no-action letters requested under similar circumstances, many involving the Proponent, the Staff has consistently permitted exclusion where proponents have not been able to produce evidence that the company actually received the proposal prior to the deadline. *See*, e.g., *PetSmart Inc.* (avail. Apr. 27, 2010); *Lear Corporation* (avail. Mar. 11, 2009); *DTE Energy Company* (avail. Mar. 24, 2008); *Alcoa Inc.* (avail. Feb. 25, 2008); *Unocal Corporation* (avail. Mar. 18, 1996); and *Eastman Kodak Company* (avail. Feb. 19, 1992). In each of these letters, the proponent claimed to have submitted a stockholder proposal before the company's deadline for submission, but the proposal was not received at the company's principal executive offices prior to the deadline. The Company's situation is analogous to that of the companies in the cited letters in that the Proposal was allegedly sent by means which did not automatically provide conclusive proof of receipt at the Company's principal executive offices, and the Proponent cannot provide documentation or otherwise prove that the Company actually received the Proposal prior to the November 26, 2011 deadline.

Furthermore, the Staff has strictly construed the deadline for receipt of stockholder proposals under Rule 14a-8 and consistently taken the position that it would not recommend enforcement action where companies have proposed to omit untimely stockholder proposals from their proxy materials. *See, e.g., Equity LifeStyle Properties, Inc.* (avail. Feb. 10, 2012) (proposal received seven days after the submission deadline); *American Express* (avail. Jan. 10, 2012) (proposal received 25 days after the submission deadline); *The Gap, Inc.* (avail. Mar. 18, 2011) (proposal received 56 days after the submission deadline); *RTI Biologics, Inc.* (avail. Feb. 15, 2011) (proposal received 77 days after the submission deadline); *Jack in the Box Inc.* (avail. Nov. 12, 2010) (proposal received 35 days after the submission deadline); *Cisco Systems, Inc.* (avail. Oct. 18, 2010) (proposal received over four months after the submission deadline); *Merck & Co., Inc.* (avail. May 4, 2010) (proposal received over three months after the submission deadline); *Wal-Mart Stores, Inc.* (avail. Mar. 26, 2010) (proposal received one day after the submission deadline); *Bank of America Corporation* (avail. Mar. 1, 2010) (proposal received over two months after the submission deadline); *Johnson & Johnson* (avail. Jan. 13, 2010) (proposal received one day after the submission deadline); *Alcoa Inc.* (avail. Feb. 25, 2008) (proposal received 57 days after the submission deadline); *Verizon Communications, Inc.* (avail. Jan. 29, 2008) (proposal received at the principal executive offices 20 days after the submission deadline, even though the proposal was originally sent to the company's former principal office); *Fisher Communication, Inc.* (avail. Dec. 19, 2007) (proposal received two days after the submission deadline); *Smithfield Foods, Inc.* (avail. Jun. 4, 2007) (proposal received one day after the submission deadline); *CBS Corporation* (avail. Apr. 12, 2007) (proposal received more than two months after the submission deadline); *International Business Machines Corporation* (avail. Dec. 5, 2006) (proposal received one day after the submission deadline); *General Electric Company* (avail. Mar. 7, 2006) (proposal received 21 days after the submission deadline); and *Dominion Resources, Inc.* (avail. Mar. 2, 2005) (proposal received two months after the submission deadline). Similar to the cited letters, the Company first received the Proposal from the Proponent on February 24, 2012, which is 90 days after the submission deadline.

As in the letters cited above, we believe that the Proposal may properly be excluded from the Company's 2012 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proposal was received at the Company's principal executive offices after the deadline for submitting stockholder proposals.

IV. REQUEST FOR WAIVER OF RULE 14A-8(J) DEADLINE

Rule 14a-8(j) requires a company to file its reasons for excluding a stockholder proposal from its proxy materials with the Commission no later than 80 calendar days before it files its definitive proxy materials unless the company demonstrates good cause for missing this deadline. Although the Company intends to file its definitive proxy materials promptly after March 19, 2012, which is less than 80 days from the date of this letter, we believe the Company has good cause for failing to meet this deadline. As discussed above, the Company did not become aware of the Proposal until February 22, 2012 and did not receive the Proposal until February 24, 2012, which is only 24 days prior to the date that the Company intends to file its definitive proxy materials.

The Staff has noted that the most common basis for a company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004). Additionally, the Staff has waived the deadline established in Rule 14a-8(j) under similar circumstances. *See, e.g, Andrea Electronics Corporation* (avail. July 5, 2011); *RTI Biologics, Inc.* (avail. Feb. 15, 2011); *GlobalOptions Group Inc.* (avail. Nov. 9, 2010); *Becton, Dickinson and Company* (avail. Nov. 1, 2010); *Cisco Systems, Inc.* (avail. Oct. 18, 2010); *Merck & Co., Inc.* (avail. May 4, 2010); *PetSmart, Inc.* (avail. Apr. 27, 2010); *Bank of America Corporation* (avail. Mar. 1, 2010); *Cardinal Health, Inc.* (avail. Dec. 16, 2009); *QuadraMed Corporation* (avail. Apr. 23, 2009); *DTE Energy Company* (avail. Mar. 24, 2008); *Alcoa Inc.* (avail. Feb. 25, 2008); *Britton & Koontz Capital Corp.* (avail. Mar. 14, 2006); *Xerox Corp.* (avail. May 2, 2005); and *General Electric* (avail. Feb. 10, 2005). Accordingly we believe that the Company has good cause for its inability to meet the 80-day deadline, and we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

V. CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff concur with our view that the Company may properly omit the Proposal from its 2012 Proxy Materials in reliance on Rule 14a-8(e)(2) and also waive the requirement under Rule 14a-8(j) that this letter be submitted at least 80 calendar days before the date the Company files its 2012 Proxy Materials with the Commission. Should the Staff disagree with this conclusion, we would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

Please do not hesitate to contact me at (212) 819-8509 or djohansen@whitecase.com if you have any questions or require any additional information.

Very truly yours,

David Johansen

David M. Johansen

Attachments

cc: George C. Barry, Hess Corporation
John Chevedden

Exhibit A

See Attached.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 17, 2012

Mr. George C. Barry
Corporate Secretary
Hess Corporation (HES)
1185 Ave of the Americas 40th Fl
New York NY 10036
Phone: 212 997-8500
Fax: 212-536-8593, -8241

Mr. Barry,

Please forward the management position statement for the 2012 rule 14a-8 proposal. It is due at least 30-days before the annual meeting proxy is published.

Sincerely,

John Chevedden

cc: James McRitchie

George C. Barry <investorrelations@hess.com>

Exhibit B

See Attached.

HESS CORPORATION
1185 Avenue of the Americas
New York, New York 10036

GEORGE C. BARRY
Vice President, Secretary
and Deputy General Counsel
(212) 536-8599
FAX: (212) 536-8241

February 23, 2012

VIA Fax and Overnight Delivery

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I received your fax message on February 22, 2012 requesting the position statement of Hess Corporation's (the "Company") management with respect to the "2012 rule 14a-8 proposal." However, as of the date hereof, the Company has not received a stockholder proposal from you for inclusion in the proxy statement for the Company's 2012 annual meeting of stockholders.

As set forth in the Company's 2011 proxy statement, the deadline for receiving any stockholder proposals for inclusion in the Company's 2012 proxy statement was November 26, 2011. Accordingly, any stockholder proposals received after such date will not be included in the Company's 2012 proxy statement.

Sincerely,

George C. Barry

cc: David M. Johansen, White & Case LLP

Exhibit C

See Attached.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 24, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Hess Company (HES)
Simple Majority Vote
James McRitchie

Ladies and Gentlemen:

This is to request that the company publish the attached proposal which was submitted on November 14, 2011.

Sincerely,

John Chevedden

cc: James McRitchie

George C. Barry
Corporate Secretary
FX: 212-536-8241

[HES: Rule 14a-8 Proposal, November 14, 2011]

3* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

The merit of this Simple Majority Vote proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, rated our company "D" with "High Governance Risk," "High Concern" regarding board members and "Very High Concern" for executive pay – $18 million for our CEO John Hess.

Our Named Executive Officers (NEOs) received discretionary bonuses – over $1.1 million for our CEO – which undermined the integrity of a pay-for-performance compensation philosophy. The only equity given to NEOs in 2010 consisted of stock options and restricted stock units, both of which simply vest after time. To be effective, equity awards given for long-term incentive pay should include performance-vesting features. Finally, our CEO was potentially entitled to $52 million in the event of a change in control.

Five directors were age 70 to 78 – succession-planning concern. Six directors had 13 to 33 years long-tenure – independence declines with long-tenure. We had two inside directors plus two inside-related directors – more independence concerns.

Nicholas Brady and Thomas Kean received 33% in negative votes and both were on our executive pay and nomination committees.

Frank Olson, also on our executive pay committee, was designated a "Flagged (Problem) Director" by The Corporate Library since he was on the Warnaco board when Warnaco was charged with financial disclosure violations.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit D

See Attached.

HESS CORPORATION
1185 Avenue of the Americas
New York, New York 10036

GEORGE C. BARRY
Vice President, Secretary
and Deputy General Counsel
(212) 536-8599
FAX: (212) 536-8241

February 27, 2012

VIA Fax and Overnight Delivery
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

As noted in the letter, dated February 23, 2011, which was sent to you via facsimile and overnight delivery, the deadline for submitting stockholder proposals to be included in the 2012 proxy statement of Hess Corporation (the "Company") was November 26, 2011.

On February 24, 2012, we received your stockholder proposal and letter sent via facsimile. In the letter, you requested that the Company publish your stockholder proposal with its 2012 proxy statement. You asserted that the proposal was submitted to the Company on November 14, 2011, but you did not include any proof that the proposal was received by the Company's principal executive offfices at that time. The Company conducted a search of its records and did not receive your proposal prior to your letter dated February 24, 2012.

In accordance with Rule 14a-8(e)(2) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), the deadline to submit stockholder proposals for inclusion in the Company's 2012 proxy statement, which was November 26, 2011, was set forth in the Company's 2011 proxy statement. Rule 14a-8(e)(1) of the Exchange Act provides that, "in order to avoid controversy, stockholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery." Furthermore, Staff Legal Bulletin No. 14 (July 13, 2001) provides that stockholders "should submit a proposal by means that allows the stockholder to demonstrate the date the proposal was *received* at the company's principal offices" (emphasis added). As such, to include your proposal in the 2012 proxy statement, the Company would have had to have received the proposal by the November 26, 2011 deadline.

The Company first received the proposal on February 24, 2012, which is 90 days past the November 26, 2011 deadline and, as a result, your proposal cannot be included in the 2012 proxy statement.

Very truly yours,

George C. Barry

cc: Office of Chief Counsel, Division of Corporation Finance, Securities and Exchange Commission, Fax: 202-772-9201
David M. Johansen, White & Case LLP

NEWYORK 8411662 (2K)

Exhibit E

See Attached.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 27, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Hess Company (HES)
Simple Majority Vote
James McRitchie

Ladies and Gentlemen:

This is to advise that the November 14, 2011 rule 14a-8 proposal was submitted to the company on approximately November 14, 2011 by email and fax. Therefore it was timely submitted to the company – contrary to the company claim.

Sincerely,

John Chevedden

cc: James McRitchie

George C. Barry
Corporate Secretary
FX: 212-536-8241

Exhibit F

See Attached.

HESS CORPORATION
1185 Avenue of the Americas
New York, New York 10036

GEORGE C. BARRY
Vice President, Secretary
and Deputy General Counsel
(212) 536-8599
FAX: (212) 536-8241

February 29, 2012

VIA Fax and Overnight Delivery

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

As noted in the letter, dated February 27, 2012, which was sent to you via facsimile and overnight delivery, Hess Corporation (the "Company") first received your stockholder proposal on February 24, 2012, which was 90 days past the Novemer 26, 2011 deadline for stockholder proposal submissions. To be included in the Company's 2012 proxy statement, the proposal must have been received by the Company: (1) prior to the November 26, 2011 deadline and (2) at its principal executive offfices. The Company's 2011 proxy statement clearly sets forth the November 26, 2011 deadline and identifies the Company's principal executive offices's address: 1185 Avenue of the Americas, New York, New York 10036. As stated in the Company's February 27, 2012 letter, you have not provided any evidence that the proposal was received by the Company prior to the November 26, 2011 deadline or that the proposal was received by the Company at its principal executive offices. As such, your proposal cannot be included in the Company's 2012 proxy statement.

Very truly yours,

George C. Barry

cc: Office of Chief Counsel, Division of Corporation Finance, Securities and Exchange Commission

David M. Johansen, White & Case LLP

WHITE & CASE

Exhibit G

See Attached.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 29, 2012

Office of Chief Counsel <shareholderproposals@sec.gov>
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Hess Company (HES)
Simple Majority Vote
James McRitchie

Ladies and Gentlemen:

The November 14, 2011 rule 14a-8 proposal, that was timely submitted to the company on approximately November 14, 2011 by email and fax, has not been withdrawn. The proposal should thus be published in the company annual meeting proxy.

The company appears to claim that it has the authority to simply refuse to publish the proposal.

Sincerely,

John Chevedden

cc: James McRitchie

George C. Barry
Corporate Secretary
PH: 212-536-8599
FX: 212-536-8241